Exhibit 99.5

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Brookfield Business Partners L.P.’s Registration Statements on Form F-3 (File Nos. 333-251316, 333-258765 and 333-264630) of our report dated August 9, 2022, relating to the consolidated financial statements of CDK Global, Inc., appearing in this Current Report on Form 6-K of Brookfield Business Partners L.P. and Brookfield Business Corporation filed on July 7, 2023.

/s/ Deloitte & Touche LLP

Chicago, Illinois
July 7, 2023